UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

Commission file number 1-7850

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road, Post Office Box 98510

Las Vegas, Nevada 89193-8510

(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)

Financial statements, including statements of net assets available for benefits as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm.

(b)

Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year). All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

By	/s/ George C. Biehl
George C. Biehl
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
Southwest Gas Corporation

Dated: June 26, 2007

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2006 AND 2005 AND

FOR THE YEAR ENDED DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Southwest Gas Corporation Employees’ Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Los Angeles, California

June 26, 2007

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets:
Investments (see Note 2)	$282,769,463	$236,747,236
Receivable from employer	41,314	35,425

Total assets	282,810,777	236,782,661

Net assets available for benefits	$282,810,777	$236,782,661

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 2)	$35,552,798
Interest and dividends	17,490,556

53,043,354
Less investment expenses	24,921

53,018,433

Contributions:
Participant	12,300,697
Employer	3,477,374

15,778,071

Net additions	68,796,504
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	22,768,388

Net deductions	22,768,388

Net increase	46,028,116
Net assets available for benefits:
Beginning of year	236,782,661

End of year	$282,810,777

The accompanying notes are an integral part of these statements.

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).

The ESOP invests primarily in qualifying employer securities. The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k). The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6). The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1). The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

Contributions

Participants may contribute up to 60 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated by the Internal Revenue Code. The Company contributes to the Plan an amount equal to 50 percent of a participant’s contribution. The Company’s maximum contribution is three percent of a participant’s annual compensation before bonuses and overtime.

Participants’ Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in the Southwest Gas Stock Fund. As provided in the Pension Protection Act of 2006, beginning January 1, 2007, participants may transfer Company matching contributions between and among other available funds. Upon attaining age 50, participants may elect to invest future Company matching contributions directly in any other available funds.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

Years of Service	Vested Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, retirement, or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination. Forfeitures as a result of a participant’s termination prior to vesting are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the years ended December 31, 2006 and 2005, forfeitures of non-vested accounts reallocated to participants were approximately $28,000 in each year.

Participant Loans

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. At December 31, 2006, outstanding loans had annual interest rates ranging from 6.00 percent to 11.50 percent maturing in 2007 through 2011. Principal and interest payments on a participant’s loan will be credited to the participant’s investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company’s common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. No distribution in excess of $1,000 will be made to employees at the time of termination of employment without the participant’s consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan. All distributions to beneficiaries of a participant must be made within five years after the participant’s death.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. The Company paid all Plan expenses, except loan origination and maintenance fees, during 2006. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2006 were $24,921.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investment Institutional Operations Company, Inc. performs all recordkeeping of the Plan.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments of the Plan are stated at quoted market value as of the date of the statement. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock of the Company is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. The Plan provides for investments in various investment securities including common stock of the Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the amount invested in the Company’s common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits. Loans to participants are valued at their outstanding principal amount, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(3) Investments

Investments representing five percent or more of Plan net assets are:

	December 31,
	2006	2005
Southwest Gas Corporation Common Stock
(2,392,620 and 2,740,154 shares, respectively)	$91,804,829	$72,340,066
Fidelity Contrafund
(956,907 and 970,454 shares, respectively)	62,390,358	62,846,583
Fidelity Low-Priced Stock Fund
(478,736 and 477,863 shares, respectively)	20,844,157	19,515,910
Fidelity Money Market Trust: Retirement Money Market Portfolio
(17,363,432 and 12,604,902 shares, respectively)	17,363,432	12,604,902
Fidelity Growth & Income Portfolio
(360,354 shares in 2005)		12,396,191

During 2006, Plan investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $35,552,798 as follows:

Southwest Gas Corporation common stock	$31,127,311
Mutual funds	4,425,487

$35,552,798

(4) Nonparticipant-Directed Investments

Nonparticipant-directed investments consist of Company matching contributions made in Southwest Gas Corporation common stock. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005
Net Assets:
Common stock	$57,500,933	$42,501,170

	$57,500,933	$42,501,170

December 31, 2006
Changes in Net Assets:
Contributions	$2,987,147
Dividends	1,296,923
Net appreciation	18,444,438
Benefits paid to participants	(3,836,838)
Net transfers to participant-directed investments	(3,891,907)

$14,999,763

Beginning January 1, 2007, participants may direct the investment of matching contributions made in the Company’s common stock.

(5) Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. During the year ended December 31, 2006, the Plan made purchases of approximately $22 million and sales (including distributions) of approximately $33.5 million of Company common stock. The following represents investments held by related parties:

December 31,	2006	2005
Southwest Gas Corporation	$91,804,829	$72,340,066
Fidelity Management Trust Company	153,452,842	135,569,651

	$245,257,671	$207,909,717

(6) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(7) Federal Income Taxes

In April 2003, the Company received a favorable determination letter from the IRS stating that the Plan, amended and restated effective October 1, 2001, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since October 1, 2001, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The Company is evaluating what impact, if any, this standard might have on its financial position or results of operations.

SCHEDULE I

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

E.I.N. 88-0085720

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2006

	Number of Shares	Cost	Fair Market Value
Southwest Gas Corporation Common Stock*	2,392,620	$51,879,557	$91,804,829

Brown Capital Management Small Company Fund	61,433		2,002,704

Fidelity Asset Manager 70%*	607,088		9,865,181

Fidelity Contrafund*	956,907		62,390,358

Fidelity Freedom 2000 Fund*	79,993		996,713

Fidelity Freedom 2010 Fund*	654,470		9,568,348

Fidelity Freedom 2020 Fund*	375,760		5,835,551

Fidelity Freedom 2030 Fund*	97,394		1,561,223

Fidelity Freedom 2040 Fund*	107,436		1,018,498

Fidelity Freedom Income Fund*	42,097		485,804

Fidelity Growth & Income Portfolio*	409,810		12,765,584

Fidelity Low-Priced Stock Fund*	478,736		20,844,157

Fidelity Money Market Trust: Retirement Money Market Portfolio*	17,363,432		17,363,432

Fidelity U.S. Bond Index Fund*	885,581		9,617,406

Fidelity U.S. Government Reserve*	386		386

Vanguard 500 Index Fund Admiral Shares	85,665		11,186,957

Vanguard International Growth Fund Admiral Shares	108,003		8,197,426

Lord Abbett Small Cap Value Fund	324,069		10,072,075

Temporary Cash Investments*	1,140,201		1,140,201

			276,716,833
Participant Loans (with interest ranging from 6.00% to 11.50%)			6,052,630

			$282,769,463

* A party-in-interest for which a statutory exemption exists.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-126736) of Southwest Gas Corporation of our report dated June 26, 2007 relating to the financial statements of Southwest Gas Corporation Employees’ Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California

June 26, 2007